One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000 | Fax: 404-881-7777

Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

January 21, 2021

VIA UPS OVERNIGHT DELIVERY

Mr. Ronald Alper

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street NE

Washington, DC 20549

Re:	Invesco Real Estate Income Trust Inc. Amendment No. 2 to Draft Registration Statement on Form S-11 Submitted November 12, 2020 Response Dated December 18, 2020 CIK No. 0001756761

Dear Mr. Alper:

This letter sets forth the confidential response of our client, Invesco Real Estate Income Trust, Inc. (the “Issuer”), to the comments from the staff of the U.S. Securities and Exchange Commission (the “Commission”) dated January 15, 2021, pertaining to the correspondence submitted by the Issuer on December 18, 2020. We have included the Staff’s comments below, followed by the Issuer’s responses.

Amendment to Draft Registration Statement on Form S-11

Investment Portfolio

Medical Office Portfolio, page 110

1.	Comment: We note your response letter dated December 18, 2020. For any completed or probable acquisition, please provide us with the following information:

•	Name or description of the property or investment;

•	Actual or expected date of the acquisition or investment;

•	Total purchase price or amount invested, inclusive of any debt assumed or entered into to purchase the property or investment;

•	If applicable, your share of the purchase price or amount invested, inclusive of any debt assumed or entered into to purchase the property or investment;

Mr. Ronald Alpert

January 21, 2021

•	Registrant’s assets as of the date of the acquisition plus the proceeds (net of commissions) in good faith expected to be raised in the registered offering over the next 12 months;

•

Total cost of the properties acquired immediately prior to filing an initial registration statement, properties to be acquired upon closing the IPO, and properties identified as probable future acquisitions; and

•	Total assets as of the end of the most recently completed fiscal year required to be filed at or prior to the date of acquisition.

Response: The table below sets forth the information requested by the Staff.

Name or Description of Investment	Actual or Expected Closing Date (1)	Total Purchase Price (2)	Secured Debt Assumed	New Secured Debt (3)	Issuer’s Ownership Percentage	Issuer’s Share of Purchase Price (4)	Issuer’s Cumulative Assets as of Acquisition (5)	Issuer’s Total Assets as of Most Recent Fiscal Year End (6)
Medical Office Building Portfolio (Tranche 1 of 3) (7)	9/29/2020	$260,008,000	—	$130,296,194	42.50%	$55,127,518	$55,127,518	$200,000
Cold Storage Warehouse	12/15/2020	$12,250,000	—	—	100%	$12,250,000	$67,377,518	$200,000
Multifamily Preferred Equity Investment (7) (8)	12/15/2020	$13,788,562	—	—	51.20%	$13,788,562	$81,166,080	$200,000
Cold Storage Warehouse	12/23/2020	$18,600,000	—	—	100%	$18,600,000	$99,766,080	$200,000
Medical Office Building Portfolio (Tranche 2 of 3) (7)	12/23/2020	$95,150,000	—	$46,611,336	42.50%	$20,628,932	$120,395,012	$200,000
Office Building	12/30/2020	$35,498,653	—	—	100%	$35,498,653	$155,893,665	$200,000
Multifamily Property	1/26/2021	$70,887,500	—	—	100%	$70,887,500	$226,781,165	$161,000,000
Medical Office Building Portfolio (Tranche 3 of 3) (7)	2/2/2021	$45,900,000	—	$23,871,470	42.50%	$9,362,125	$236,143,290	$161,000,000

(1)

Closing dates for the Multifamily Property (1/16/2021) and Medical Office Building Portfolio (Tranche 3 of 3) (2/2/2021) are anticipated closing dates. This table includes all property acquisitions that have closed as of the date hereof and all acquisitions identified as probable future acquisitions. The Issuer does not believe that there are any “properties to be acquired upon closing the IPO.”

(2)	Inclusive of Secured Debt Assumed and New Secured Debt (if any).
(3)	The debt for the Medical Office Building Portfolio is at the joint venture/property level and is not shown on the Issuer’s consolidated balance sheet.
(4)

With respect to Medical Office Building Portfolio (Tranche 1 of 3), Medical Office Building Portfolio (Tranche 2 of 3) and Medical Office Building Portfolio (Tranche 3 of 3), represents the Issuer’s share (42.50%) of (x) Total Purchase Price less (y) New Secured Debt. See Footnote 3 above.

Mr. Ronald Alpert

January 21, 2021

(5)

Represents the Issuer’s cumulative gross asset value at the time of each acquisition (assuming all previous acquisitions closed as anticipated) and does not include depreciation, amortization or other assets such as cash and investment in real estate securities.

(6)	The Issuer’s total assets as of December 31, 2019 were $200,000. The Issuer estimates that its total assets as of December 31, 2020 will be approximately $161,000,000.

(7)	The Medical Office Building Portfolio (all tranches) and the Multifamily Preferred Equity Investment are accounted for as equity method investments.

(8)	Purchase price reflects the Issuer’s preferred equity investment at closing. The Issuer is expected to invest an additional $10.7 million by December 2024.

In addition, the Issuer in good faith expects to raise approximately $300 million in offering proceeds (net of commissions) in the Issuer’s public offering of common stock over the 12-month period following the commencement of the public offering.

2.

Comment: We note your response letter dated December 18, 2020. Not including any of the completed or probable acquisitions or investments listed in your response to the above comment, please tell us if there are any expectations to make additional investments or purchase additional properties before effectiveness. To the extent there are additional investments or properties, please provide us with details about these investments and properties.

Response: Other than Multifamily Property (expected to close on 1/26/2021) and Medical Office Building Portfolio (Tranche 3 of 3) (expected to close on 2/2/2021), each of which is set forth in the table above, the Issuer has no expectations to acquire or invest in any additional properties prior to the effective date of the Issuer’s registration statement.

Please contact me if you should need additional information or should have questions.

Sincerely,

/s/ Rosemarie A. Thurston

Rosemarie A. Thurston

cc:	Ms. Jennifer Monick

Mr. Aaron C. Hendricson